SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File No. 0-53646

Eagleford Energy Inc.

(Registrant’s name)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.           Press Release of Registrant dated October 26, 2010 as filed on SEDAR on October 26, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 26, 2010	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
	Name:	James Cassina
	Title:	President

ITEM 1

EAGLEFORD ENERGY INC.

FOR IMMEDIATE RELEASE

Eagleford Energy Drilling Update on Eagle Ford Shale Well

Toronto, October 26, 2010 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy” or the "Company”), announces that it has successfully drilled the vertical portion of its initial Mathews/Dyami 1-H well through the Eagle Ford shale formation and to a depth of 5,114 feet to the Del Rio formation on its 85% working interest (69% after payout) Matthews Lease comprising 2,629 acres of land in Zavala County, Texas.  The Company has completed coring and logging key formations including the San Miguel sands, the Austin Chalk, the Eagle Ford shale and the Buda and is proceeding to drill the horizontal portion across the lower Eagle Ford shale formation.

Eric Johnson, VP Operations at Dyami Energy LLC, the Texas based operating subsidiary of Eagleford Energy, stated, “We have hydrocarbon shows in each of the San Miguel, Austin Chalk, Eagle Ford shale, and Buda formations and substantial core sampling has been acquired for evaluation and sent to both Core Laboratories and Weatherford International.”

Core Laboratories N.V. (NYSE: CLB) is known as a leading provider of proprietary and patented reservoir description, production enhancement and reservoir management services for the global petroleum industry.  Weatherford International Ltd.  (NYSE: WFT) is reportedly one of the largest global oilfield services companies, operating in more than 100 countries and employing more than 50,000 people worldwide.

The Company’s Matthews Lease in Zavala County is situated adjacent to the Redhawk land block under development by Petrohawk Energy Corporation (NYSE: HK).   Zavala County, Texas and is part of the Maverick Basin of Southwest Texas and downdip from the United States Geological Studies north boundary of the Smackover-Austin-Eagle Ford total petroleum system. This area is often referred to as the oil window of the present Eagle Ford shale play.

For further information, please contact:

Eagleford Energy Inc.
Investor Relations
Telephone: 877-723-5542
Facsimile: 416 364-8244

About Eagleford Energy Inc.

Eagleford Energy Inc. is a growth orientated oil and gas company with a focus on growing hydrocarbon reserves, cash flow, and net asset value per share through exploration and production of mineral properties in South Texas. There are approximately 30.9 million shares issued and outstanding in the capital of the Company.

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.